SUB ITEM 77C

The Fund's Annual Meeting was convened on October 9, 2008. An insufficient number of the Fund's shares were represented to constitute a quorum for the conduct of business at the Annual Meeting, the Annual Meeting was adjourned without the election of trustees taking place. Each trustee nominated for re-election at the Annual Meeting, J. Atwood Ives, William R. Gutow, Michael Hegarty and Robert W. Uek, will continue as Trustees until a successor is elected and qualified. The balance of the Board is comprised of Robert
E. Butler, Lawrence H. Cohn, M.D., David H. Gunning, Robert J. Manning, Lawrence T. Perera, Robert C. Pozen, J. Dale Sherratt and Laurie J. Thomsen.